December 12, 2007
Tim Buchmiller, Esq.
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Eli Lilly and Company Definitive Proxy Statement Filed March 5, 2007 File No. 001-6351
Dear Mr. Buchmiller:
Thank you for your letter of November 29, 2007. In response to your two specific comments:
1.	We confirm that we will disclose in future filings actions taken regarding executive compensation after our last completed fiscal year’s end that could materially affect a fair understanding of our named executive officers’ compensation for the last fiscal year.

2.	We acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in our proxy statement filings;

•	Staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Tim Buchmiller
December 12, 2007

If you have any questions, please do not hesitate to contact me.
Sincerely,
/s/ James B. Lootens
James B. Lootens
Secretary and Deputy General Counsel
Eli Lilly and Company
(317) 276 5835
Lootens_james_b@lilly.com